Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, April 12, 2019

RESULT OF VOTING FOR DIRECTORS AT ANNUAL SHAREHOLDERS’ MEETING

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) is pleased to announce the results of the vote on Directors at its April 11, 2019 Annual Shareholders’ Meeting.

Each of the nominee directors listed in Fairfax’s management proxy circular dated March 8, 2019 was elected as a director, without a vote by ballot being conducted.  Fairfax received proxies with regard to voting on the twelve directors nominated for election, directing as set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Withhold Vote (Aggregate)%		Vote For (Subordinate Voting Shares)%		Withhold Vote (Subordinate Voting Shares)%
Anthony F. Griffiths	37,551,881	96.14	1,508,324	3.86	17,824,031	92.20	1,508,324	7.80
Robert J. Gunn	38,531,016	98.65	529,189	1.35	18,803,166	97.26	529,189	2.74
Alan D. Horn	38,979,105	99.79	81,100	0.21	19,251,255	99.58	81,100	0.42
Karen L. Jurjevich	38,545,221	98.68	514,984	1.32	18,817,371	97.34	514,984	2.66
R.William McFarland*	38,975,493	99.78	84,712	0.22	19,247,643	99.56	84,712	0.44
Christine N. McLean	37,577,600	96.20	1,482,605	3.80	17,849,750	92.33	1,482,605	7.67
John R.V. Palmer	39,043,172	99.96	17,033	0.04	19,315,322	99.91	17,033	0.09
Timothy R. Price	39,041,245	99.95	18,960	0.05	19,313,395	99.90	18,960	0.10
Brandon W. Sweitzer	38,180,890	97.75	879,315	2.25	18,453,040	95.45	879,315	4.55
Lauren C. Templeton	38,771,935	99.26	288,270	0.74	19,044,085	98.51	288,270	1.49
Benjamin P. Watsa	37,386,453	95.71	1,673,752	4.29	17,658,603	91.34	1,673,752	8.66
V. Prem Watsa	37,761,615	96.68	1,298,590	3.32	18,033,765	93.28	1,298,590	6.72

*Appointment to be effective as of July 1, 2019.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946